Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

May 11, 2015

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Mr. Guy Nehemya, Adv. and Ms. Yael Hollander, Adv. and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on April 13, 2015, at an Annual General Meeting of Shareholders of the Company to be held at the offices of Tulchinsky Stern Marciano Cohen Levitski & Co. Law Offices at 4 Berkowitz Street., Museum Tower., Tel Aviv, Israel 6423806 on Monday, May 11, 2015, at 1:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” all of the proposals on the agenda (the “Proposals”), as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

If the undersigned has not indicated with respect to the Proposals that the undersigned is a “controlling shareholder” of the Company or that the undersigned or any of the persons or entities described in the Proxy Statement under the heading “Required Vote and Voting Procedures” has a “personal interest” in such Proposals, then, by signing below, the undersigned certifies that the undersigned is not a “controlling shareholder” of the Company and that neither the undersigned nor any of the persons or entities described has a “personal interest” in the relevant Proposals (any of whom shall be referred to hereinafter as an “Interested Party”).

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 4 Berkowitz Street, Museum Tower, Tel Aviv, Israel 6423806 on Monday, May 11, 2015, at 1:00 p.m., Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card – Ordinary Shares

 DETACH PROXY CARD HERE TO VOTE BY MAIL

The Proposals:

		For	Against	Abstain

1.	To elect Dr. Maya Halpern as Class I director to serve as a member of the Board of Directors of the Company until the 2018 annual meeting of shareholders;	☐	☐	☐

2.	To approve equity awards to non-management members of the Board of Directors of the Company;	☐	☐	☐

3.	a) To approve the grant to Mr. Allen Baharaff of options to purchase 140,000 Ordinary Shares, in connection with his service as President and Chief Executive Officer and as a member of the Board;	☐	☐	☐

	• Are you an Interested Party with respect to proposal 3(a)?	☐ Yes	☐ No

	b) To approve the grant of the 2014 ad hoc cash bonus to Allen Baharaff, the Company's President and Chief Executive Officer and a director, in an amount equal to two months’ base salary;	☐	☐	☐

	• Are you an Interested Party with respect to proposal 3(b)?	☐ Yes	☐ No

4.	a) To approve the grant to Dr. Maya Halpern of options to purchase 120,000 Ordinary Shares, in connection with her service as Chief Medical Officer and as a member of the Board;	☐	☐	☐

	• Are you an Interested Party with respect to proposal 4(a)?	☐ Yes	☐ No

	b) To approve the grant of the 2014 ad hoc cash bonus to Dr. Maya Halpern, the Company's Chief Medical Officer and a director, in an amount equal to two months’ base salary;	☐	☐	☐

	c) To approve that, notwithstanding the provisions of the Compensation Policy with respect to equity-based compensation to management directors, the Company may, from time to time, grant to Dr. Halpern equity-based compensation that exceeds four (4) times her annual base salary, but not more than nine (9) times her annual base salary, unless a higher limitation is permitted by the Compensation Policy;	☐	☐	☐

	• Are you an Interested Party with respect to proposal 4(c)?	☐ Yes	☐ No

5.	a) To approve annual cash bonuses, and related objectives and terms thereof, for 2015 to Allen Baharaff, the Company’s President and Chief Executive Officer and a director;	☐	☐	☐

	• Are you an Interested Party with respect to proposal 5(a)?	☐ Yes	☐ No

	b) To approve annual cash bonuses, and related objectives and terms thereof, for 2015 to Dr. Maya Halpern, the Company’s Chief Medical Officer and a director;	☐	☐	☐

6.	To approve the proposed amendment to the Company’s 2013 Incentive Share Option Plan, in the form attached as Exhibit A to the Company’s Proxy Statement;	☐	☐	☐

7.	To authorize and reserve for purposes of and for issuance under the Galmed 2013 Incentive Share Option Plan an additional 750,000 Ordinary Shares;	☐	☐	☐

8.	That the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, be, and they hereby are reappointed as auditors of the Company for the fiscal year ending December 31, 2015 and until the 2016 annual general meeting of shareholders.	☐	☐	☐

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.